SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————————

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2011

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

———————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2011, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated April 19, 2011, entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER AND NINE MONTHS ENDED 31 MARCH 2011".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April19, 2011   By: /s/ Themba Gwebu
                                                          Name: Themba Gwebu
                                                          Title: Company Secretary





DRD**GOLD** ▶
LIMITED

Report to shareholders for the quarter and nine months ended 31 March 2011

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM
NASDAQ trading symbol: DROOY • ("DRDGOLD" or "the company")

GROUP RESULTS

KEY FEATURES FOR THE QUARTER

- Gold production down 3%, up 13% for the nine months ended 31 March 2011
- Ergo's gold production up 8%
- Operating profit of R145.1 million
- Operating margin from surface operations maintained at 37%

- Headline earnings per share up 44% to 12.5 cents
- Net cash generated by operations up 53% to R120.4 million
- EBITDA of R100.7 million
- Crown/Ergo pipeline project on schedule and within budget

Review of operations Group		Quarter Mar 2011	Quarter Dec 2010	% Change	Quarter Mar 2010	9 months to 31 Mar 2011	9 months to 31 Mar 2010	% Change
Gold production	oz	67 387	69 446	(3)	62 404	202 100	179 562	13
	kg	2 096	2 160	(3)	1 941	6 286	5 585	13
Gold production sold	oz	67 387	69 446	(3)	62 404	206 440	182 134	13
	kg	2 096	2 160	(3)	1 941	6 421	5 665	13
Cash operating costs	US$ per oz	1 090	1 030	6	913	1 067	935	14
	ZAR per kg	241 563	229 560	5	221 400	242 262	229 261	6
Gold price received	US$ per oz	1 411	1 358	4	1 113	1 328	1 057	26
	ZAR per kg	312 913	303 495	3	269 980	301 363	259 278	16
Capital expenditure	US$ million	12.3	11.1	11	4.2	31.5	16.6	90
	ZAR million	85.2	77.6	10	31.3	222.2	126.4	76

STOCK

Issued capital

384 884 379 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed:
407 825 157

Stock traded		JSE	NASDAQ*
Average volume for the quarter per day ('000)		375	1 047
% of issued stock traded (annualised)		25	71
Price	• High	R3.55	$0.53
	• Low	R2.88	$0.44
	• Close	R3.40	$0.53

This data represents per share data and not ADS data – one ADS reflects ten ordinary shares

Forward-looking statements

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2010, which we filed with the United States Securities and Exchange Commission on 29 October 2010 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements included in this report have not been reviewed and reported on by DRDGOLD's auditors.

Overview

Dear shareholder

The Blyvoor community and everyone at DRDGOLD were deeply saddened by a tragic bus accident on 18 March. A Vaal Maseru coach bringing workers to the mine crashed resulting in eight employee deaths and 26 injuries. The cause of the accident is under police investigation.

Those who died were: Nontetho Florence Lande; Zweliwutile Tyokwana; Sibongile Gwantsela; Antonio Filepe Mandlate; Kabelo Mabusetsa; Abram Moshahla Rasebolai; Armando Mutamngue Pendazamite; and Lucas Alfonso. Our deepest condolences go to their families, colleagues and friends.

Safety, health and environment

During the quarter, Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") achieved 5 000 000 Gravity Falls of Ground fatality-free shifts. In terms of other safety indicators, performance across the Group was mixed. While Blyvoor and Crown Gold Recoveries (Pty) Limited ("Crown") both reported improvements in their Lost Time Injury frequency Rate and Reportable Injury Frequency Rate, both recorded deterioration in their Dressing Injury Frequency Rate.

Safety audits and operation-specific safety campaigns continued throughout the Group during the quarter. The Group-wide Behaviour Based Safety Initiative moved ahead with an employee survey at Blyvoor that showed safety has a high priority and that good relationships exist between employees and supervisors. Both are very encouraging indicators as we continue the roll-out of this important initiative.

In terms of occupational health, a second dust-suppressing fogger has been installed underground at Blyvoor and a third is at the design stage. These developments follow the considerable success of the first fogger installed during 2010. These measures will continue to play a significant role in reducing employee exposure to dust related respiratory diseases.

During the quarter, the Group spent R12.2 million on environmental management.

Production

Total gold production was 3% lower at 67 387oz. While Ergo recovered 8% more ounces, gold production from Blyvoor and Crown was lower (see below).

Financial

Revenue was virtually unchanged at R655.9 million, a 3% increase in the average Rand gold price received to R312 913/kg offsetting the impact of lower gold production. A 2% increase in cash operating costs to R506.4 million, however, resulted in a 4% decline in operating profit to R145.1 million. Deferred taxation was substantially lower at R5.5 million, leaving net profit 42% higher at R59.1 million.

Detailed operational review

Blyvoor

Total gold production was 6% lower at 30 511oz, reflecting lower gold production from underground sources and a return to normal levels of gold production from surface sources, elevated in the previous quarter by a surface clean-up project.

Underground gold production declined by 6% to 23 149oz. While the average underground yield was 1% higher at 4.19g/t, underground throughput was 7% lower at 172 000t. Lower throughput was a consequence of:

- time taken to audit underground support and hanging wall conditions and to re-establish underground environmental conditions to standard following the Christmas shutdown;
- elevated levels of seismicity in the No 5 Shaft high grade areas during March, which required that mining of some panels be suspended and crews be re-assigned for safety reasons; and
- an operational shut-down for a day of mourning following the bus accident involving Blyvoor employees on 18 March.

Surface gold production was 8% lower at 7 362oz. While surface throughput was 9% higher at 828 000t, the average surface yield was 15% lower at 0.28g/t.

Cash operating unit costs were 10% higher at R279 920/kg mainly due to lower gold production. Underground cash operating unit costs rose by 9% to R327 200/kg and surface cash operating unit costs by 14% to R131 266/kg.

The effect of lower gold production was not offset by the higher Rand gold price received, and operating profit declined by 41% to R25.0 million.

Capital expenditure increased by 25% to R27.1 million. The increase was mainly as a result of expenditure on the relocation of a compressor from East Rand Proprietary Mines Limited ("ERPM") and its installation at Blyvoor.

Crown

Gold production was 3% lower at 24 370oz. This was the consequence of a 9% decline in the average yield to 0.42g/t, reflecting the drawing to a close of reclamation of material for retreatment from the Top Star dump. Throughput was 5% higher at 1 796 000t.

Cash operating unit costs were 5% higher at R219 185/kg due to lower gold production, which also reduced operating profit by 4% to R71.6 million, notwithstanding the higher Rand gold price received.

Capital expenditure, 16% lower at R35.6 million, was directed mainly towards construction of the Crown/Ergo pipeline. More than 38km of steel piping for the pipeline have been laid, some 6.5km of which have been retro fitted with high-durability plastic lining.

Ergo

Gold production rose by 8% to 12 506oz, reflecting a 5% increase in throughput to 3 227 000t. The average yield was unchanged at 0.12g/t.

Cash operating unit costs were 6% lower at R191 594/kg due to the increase in gold production which, together with the higher average Rand gold price received, led to a 40% increase in operating profit to R48.5 million.

Capital expenditure was R20.9 million compared with R9.1 million in the previous quarter, reflecting on-going refurbishment of the second carbon-in-leach ("CIL") circuit at Ergo's Brakpan plant, and work to increase the capacity of the Brakpan tailings deposition facility, all of which is on time and within budget.

Refurbishment of the second CIL circuit at the Brakpan plant is more than 70% complete.

Zimbabwe

At Leny, a decision regarding a second-phase drilling programme will be taken once information flowing from a soil geochem survey and structural geology study – both scheduled for April – has been assessed. Opening up of the quartz veins continued during the quarter and the quartz has been found to carry gold at an average of 7.33g/t. Test work suggests that recovery of 92% can be achieved.

At Ascot, magnetic and IP surveys have been completed. A geochemical soil survey and selective trenching are currently being done.

Exploration at the John Bull/Eden Waters claims began during March with magnetic and IP surveys.

Looking ahead

Operationally our focus will remain the construction of the Crown/Ergo pipeline and Ergo plant upgrade. We will also in the coming months be decommissioning the Topstar site and commencing reclamation from two other sites, while work on the integration of the Crown Central and City Deep plants into Ergo, will also get underway.

The board has approved a R37 million three year exploration project in relation to the ERPM Extension 1 and 2 exploration tenements in order to further define the estimated resource of 18 million ounces.

Further to our announcement in the previous quarter regarding the separation of assets, the board has now concluded that Blyvoor no longer fits the core strategic focus of the company. It has therefore resolved to sell the mine and has appointed Royal Bank of Canada as well as Beijing Axis to advise on the transaction.

Niël Pretorius
Chief Executive Officer
19 April 2011

The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards ("IFRS"), AC500 Standards as issued by the Accounting Practices Board, Schedule 4 of the Companies Act and the requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2010.

The financial information contained in this report has not been audited or reviewed by the company's external auditors unless otherwise stated.

Condensed consolidated statement of comprehensive income	Quarter Mar 2011 Rm Unaudited	Quarter Dec 2010 Rm Unaudited	Quarter Mar 2010 Rm Unaudited	9 months to 31 Mar 2011 Rm Unaudited	9 months to 31 Mar 2010 Rm Unaudited
Gold and silver revenue	655.9	655.6	524.0	1 935.1	1 468.8
Net operating costs	(510.8)	(504.1)	(427.1)	(1 569.1)	(1 288.7)
Cash operating costs	(506.4)	(495.8)	(429.7)	(1 522.9)	(1 280.4)
Movement in gold in process	(4.4)	(8.3)	2.6	(46.2)	(8.3)
Operating profit	145.1	151.5	96.9	366.0	180.1
Depreciation	(32.7)	(35.7)	(45.2)	(96.0)	(133.1)
Movement in provision for environmental rehabilitation	(7.8)	(4.7)	(14.6)	(17.3)	(22.9)
Retrenchment costs	(0.4)	–	(0.3)	(0.8)	(19.6)
Gross profit from operating activities	104.2	111.1	36.8	251.9	4.5
Administration expenses and general costs	(35.4)	(31.4)	(34.1)	(99.3)	(104.6)
Share-based payments	(0.8)	(1.2)	(1.2)	(2.6)	(3.5)
Net loss on financial liabilities measured at amortised cost	(1.9)	(1.9)	–	(16.4)	–
(Loss)/profit on disposal of assets	–	(2.7)	11.1	1.7	12.8
Finance income	5.2	10.9	5.5	21.4	20.0
Finance expenses	(6.5)	(6.7)	(0.5)	(16.8)	(8.5)
Profit/(loss) before taxation	64.8	78.1	17.6	139.9	(79.3)
Income tax	(0.2)	(2.1)	(8.2)	(5.9)	(22.7)
Deferred tax (note 1)	(5.5)	(34.3)	2.9	(41.5)	57.4
Net profit/(loss) for the period	59.1	41.7	12.3	92.5	(44.6)
Attributable to:					
Equity owners of the parent	48.1	31.6	9.9	80.0	(33.1)
Non-controlling interest	11.0	10.1	2.4	12.5	(11.5)
	59.1	41.7	12.3	92.5	(44.6)
Other comprehensive income					
Mark-to-market of available-for-sale investments	–	–	–	–	0.3
Total comprehensive income/(loss) for the period	59.1	41.7	12.3	92.5	(44.3)
Attributable to:					
Equity owners of the parent	48.1	31.6	9.9	80.0	(32.8)
Non-controlling interest	11.0	10.1	2.4	12.5	(11.5)
	59.1	41.7	12.3	92.5	(44.3)
Reconciliation of headline earnings/(loss)					
Net profit/(loss)	48.1	31.6	9.9	80.0	(33.1)
Adjusted for:					
– Loss/(profit) on disposal of assets	–	2.7	(11.1)	(1.7)	(12.8)
– Non-controlling interest in headline earnings adjustment	–	(0.7)	2.8	0.4	3.3
Headline earnings/(loss) (note 1)	48.1	33.6	1.6	78.7	(42.6)
Headline earnings/(loss) per share-cents	12.5	8.7	0.4	20.4	(11.2)
Basic earnings/(loss) per share-cents	12.5	8.2	2.6	20.8	(8.7)
Diluted headline earnings/(loss) per share-cents	12.5	8.7	0.4	20.4	(11.2)
Diluted basic earnings/(loss) per share-cents	12.5	8.2	2.6	20.8	(8.7)
Calculated on the weighted average ordinary shares issued of :	384 884 379	384 884 379	380 987 431	384 884 379	379 810 206
Adjusted headline earnings/(loss) per share – cents *	13.0	9.2	0.4	24.7	(11.2)
(Adjusted for the net loss on financial liabilities measured at amortised cost)					

* From time to time DRDGOLD may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentation release, earnings conference calls and otherwise.

Condensed consolidated statement of financial position

	As at 31 Mar 2011 Rm Unaudited	As at 31 Dec 2010 Rm Unaudited	As at 31 Mar 2010 Rm Unaudited
Assets			
Property, plant and equipment	**1 992.6**	1 939.0	1 730.7
Non-current investments and other assets	**24.8**	24.8	43.0
Environmental rehabilitation trust funds	**132.8**	131.1	141.4
Deferred tax asset	**80.8**	118.0	200.3
Current assets	**498.4**	446.4	464.3
Inventories	**95.5**	101.2	98.0
Trade and other receivables	**119.3**	96.5	150.0
Cash and cash equivalents	**268.6**	233.7	201.3
Assets classified as held for sale	**15.0**	15.0	15.0
Total assets	**2 729.4**	2 659.3	2 579.7
Equity and Liabilities			
Equity	**1 725.1**	1 665.5	1 539.7
Equity of the owners of the parent	**1 613.3**	1 564.7	1 448.7
Non-controlling interest	**111.8**	100.8	91.0
Loans and borrowings	**73.8**	71.9	65.1
Post-retirement and other employee benefits	**14.1**	13.8	43.4
Provision for environmental rehabilitation	**449.8**	438.4	440.4
Deferred tax liability	**149.7**	181.4	172.4
Current liabilities	**316.9**	288.3	318.7
Trade and other payables	**238.1**	209.8	268.7
Loans and borrowings	**78.8**	78.5	50.0
Total equity and liabilities	**2 729.4**	2 659.3	2 579.7

Condensed consolidated statement of changes in equity

	Quarter Mar 2011 Rm Unaudited	Quarter Dec 2010 Rm Unaudited	Quarter Mar 2010 Rm Unaudited	9 months to 31 Mar 2011 Rm Unaudited	9 months to 31 Mar 2010 Rm Unaudited
Balance at the beginning of the period	**1 665.5**	1 622.6	1 525.9	**1 649.9**	1 584.0
Share capital issued	**(0.3)**	–	0.3	**(0.7)**	15.5
– for acquisition finance and cash	**–**	–	–	**–**	15.5
– for share options exercised	**–**	–	0.2	**–**	1.1
– for costs	**(0.3)**	–	0.1	**(0.7)**	(1.1)
Increase in share-based payment reserve	**0.8**	1.2	1.2	**2.6**	3.5
Net profit/(loss) attributable to equity owners of the parent	**48.1**	31.6	9.9	**80.0**	(33.1)
Net profit/(loss) attributable to non-controlling interest	**11.0**	10.1	2.4	**12.5**	(11.5)
Dividends paid on ordinary share capital	**–**	–	–	**(19.2)**	(19.0)
Other comprehensive income	**–**	–	–	**–**	0.3
Balance as at the end of the period	**1 725.1**	1 665.5	1 539.7	**1 725.1**	1 539.7

Condensed consolidated statement of cash flows

	Quarter Mar 2011 Rm Unaudited	Quarter Dec 2010 Rm Unaudited	Quarter Mar 2010 Rm Unaudited	9 months to 31 Mar 2011 Rm Unaudited	9 months to 31 Mar 2010 Rm Unaudited
Net cash in/(out)flow from operations	**120.4**	78.6	8.3	**220.9**	(100.5)
Net cash outflow from investing activities	**(85.2)**	(80.3)	(20.2)	**(220.5)**	(115.3)
Net cash (out)/in flow from financing activities	**(0.3)**	88.8	50.1	**80.0**	63.0
Increase/(decrease) in cash and cash equivalents	**34.9**	87.1	38.2	**80.4**	(152.8)
Translation adjustment	**–**	–	0.3	**–**	0.5
Opening cash and cash equivalents	**233.7**	146.6	162.8	**188.2**	353.6
Closing cash and cash equivalents	**268.6**	233.7	201.3	**268.6**	201.3
Reconciliation of net cash in/(out)flow from operations					
Profit/(loss) before taxation	**64.8**	78.1	17.6	**139.9**	(79.3)
Adjusted for:					
Movement in gold in process	**4.4**	8.3	(2.6)	**46.2**	8.3
Depreciation and impairment	**32.7**	35.7	45.2	**96.0**	133.1
Movement in provision for environmental rehabilitation	**7.8**	4.7	14.6	**17.3**	22.9
Share-based payments	**0.8**	1.2	1.2	**2.6**	3.5
Loss on financial liabilities measured at amortised cost	**1.9**	1.9	–	**16.4**	–
Loss/(profit) on disposal of assets	**–**	2.7	(11.1)	**(1.7)**	(12.8)
Finance expense and unwinding of provisions	**2.6**	3.0	0.4	**8.6**	6.0
Growth in Environmental Trust Funds	**(1.7)**	(1.9)	(2.4)	**(5.6)**	(7.1)
Other non-cash items	**(1.3)**	0.3	(4.8)	**(2.4)**	0.7
Taxation paid	**–**	(5.8)	–	**(5.8)**	(12.1)
Working capital changes	**8.4**	(49.6)	(49.8)	**(90.6)**	(163.7)
Net cash in/(out)flow from operations	**120.4**	78.6	8.3	**220.9**	(100.5)

Note to financial statements

Note 1 – Deferred tax

During the quarter under review the company measured its deferred tax assets and liabilities at the expected average effective rate over the expected life-of-mine plans, rather than the maximum rate prescribed in the gold mining tax formula. The reason for the change is to align ourselves with the rest of the gold mining industry in South Africa. This change in estimate resulted in a lower deferred tax charge. The effect on headline earnings is 3.7 cents per share.

Key operating and financial results (unaudited)

Metric			Blyvoor	Crown	Ergo	Total Operations
Ore milled (t'000)	Underground	Mar 2011 Qtr	172	–	–	172
		Dec 2010 Qtr	185	–	–	185
		Mar 2011 Ytd	550	–	–	550
	Surface	Mar 2011 Qtr	828	1 796	3 227	5 851
		Dec 2010 Qtr	763	1 716	3 077	5 556
		Mar 2011 Ytd	2 350	5 286	9 589	17 225
	Total	Mar 2011 Qtr	1 000	1 796	3 227	6 023
		Dec 2010 Qtr	948	1 716	3 077	5 741
		Mar 2011 Ytd	2 900	5 286	9 589	17 775
Yield (g/t)	Underground	Mar 2011 Qtr	4.19	–	–	4.19
		Dec 2010 Qtr	4.13	–	–	4.13
		Mar 2011 Ytd	4.07	–	–	4.07
	Surface	Mar 2011 Qtr	0.28	0.42	0.12	0.24
		Dec 2010 Qtr	0.33	0.46	0.12	0.25
		Mar 2011 Ytd	0.28	0.43	0.11	0.24
	Total	Mar 2011 Qtr	0.95	0.42	0.12	0.35
		Dec 2010 Qtr	1.07	0.46	0.12	0.38
		Mar 2011 Ytd	1.00	0.43	0.11	0.35
Gold produced (kg)	Underground	Mar 2011 Qtr	720	–	–	720
		Dec 2010 Qtr	764	–	–	764
		Mar 2011 Ytd	2 237	–	–	2 237
	Surface	Mar 2011 Qtr	229	758	389	1 376
		Dec 2010 Qtr	250	785	361	1 396
		Mar 2011 Ytd	668	2 288	1 093	4 049
	Total	Mar 2011 Qtr	949	758	389	2 096
		Dec 2010 Qtr	1 014	785	361	2 160
		Mar 2011 Ytd	2 905	2 288	1 093	6 286
Cash operating costs (ZAR per kg)	Underground	Mar 2011 Qtr	327 200	–	–	327 200
		Dec 2010 Qtr	300 914	–	–	300 914
		Mar 2011 Ytd	317 447	–	–	317 447
	Surface	Mar 2011 Qtr	131 266	219 185	191 594	196 753
		Dec 2010 Qtr	115 532	208 694	202 892	190 510
		Mar 2011 Ytd	127 662	219 022	207 069	200 723
	Total	Mar 2011 Qtr	279 920	219 185	191 594	241 563
		Dec 2010 Qtr	255 208	208 694	202 892	229 560
		Mar 2011 Ytd	273 807	219 022	207 069	242 262
Cash operating costs (ZAR per tonne)	Underground	Mar 2011 Qtr	1 370	–	–	1 370
		Dec 2010 Qtr	1 243	–	–	1 243
		Mar 2011 Ytd	1 291	–	–	1 291
	Surface	Mar 2011 Qtr	36	93	23	46
		Dec 2010 Qtr	38	95	24	48
		Mar 2011 Ytd	36	95	24	47
	Total	Mar 2011 Qtr	266	93	23	84
		Dec 2010 Qtr	273	95	24	86
		Mar 2011 Ytd	274	95	24	86
Gold and Silver revenue (ZAR million)		Mar 2011 Qtr	295.9	237.6	122.4	655.9
		Dec 2010 Qtr	307.4	238.4	109.8	655.6
		Mar 2011 Ytd	900.3	694.1	340.7	1 935.1
Operating profit (ZAR million)		Mar 2011 Qtr	25.0	71.6	48.5	145.1
		Dec 2010 Qtr	42.2	74.6	34.7	151.5
		Mar 2011 Ytd	70.6	193.1	102.3	366.0
Capital expenditure (ZAR million)		Mar 2011 Qtr	27.1	35.6	20.9	83.6
		Dec 2010 Qtr	21.6	42.4	9.1	73.1
		Mar 2011 Ytd	67.8	107.6	38.6	214.0

Key operating and financial results (unaudited) (continued)

Imperial			Blyvoor	Crown	Ergo	Total Operations
Gold produced (oz)	Underground	**Mar 2011 Qtr**	**23 149**	**–**	**–**	**23 149**
		Dec 2010 Qtr	24 563	–	–	24 563
		Mar 2011 Ytd	71 922	–	–	71 922
	Surface	**Mar 2011 Qtr**	**7 362**	**24 370**	**12 506**	**44 238**
		Dec 2010 Qtr	8 038	25 239	11 606	44 883
		Mar 2011 Ytd	21 477	73 561	35 140	130 178
	Total	**Mar 2011 Qtr**	**30 511**	**24 370**	**12 506**	**67 387**
		Dec 2010 Qtr	32 601	25 239	11 606	69 446
		Mar 2011 Ytd	93 399	73 561	35 140	202 100
Cash operating costs (US$ per oz)	Underground	**Mar 2011 Qtr**	**1 476**	**–**	**–**	**1 476**
		Dec 2010 Qtr	1 351	–	–	1 351
		Mar 2011 Ytd	1 399	–	–	1 399
	Surface	**Mar 2011 Qtr**	**591**	**975**	**865**	**888**
		Dec 2010 Qtr	516	937	911	855
		Mar 2011 Ytd	563	961	912	884
	Total	**Mar 2011 Qtr**	**1 263**	**975**	**865**	**1 090**
		Dec 2010 Qtr	1 145	937	911	1 030
		Mar 2011 Ytd	1 206	961	912	1 067
Gold and silver revenue (US$ million)		**Mar 2011 Qtr**	**42.9**	**33.9**	**17.7**	**94.5**
		Dec 2010 Qtr	44.2	34.4	15.8	94.4
		Mar 2011 Ytd	127.5	98.0	48.3	273.8
Operating profit (US$ million)		**Mar 2011 Qtr**	**3.6**	**10.3**	**7.0**	**20.9**
		Dec 2010 Qtr	5.9	10.7	4.9	21.5
		Mar 2011 Ytd	10.0	27.4	14.5	51.9
Capital expenditure (US$ million)		**Mar 2011 Qtr**	**3.9**	**5.1**	**3.0**	**12.0**
		Dec 2010 Qtr	3.1	6.2	1.3	10.6
		Mar 2011 Ytd	9.6	15.3	5.5	30.4

Cash operating costs reconciliation

R'000 unless otherwise stated		Blyvoor	Crown	Ergo	Total Operations
Total cash costs	**Mar 2011 Qtr**	**277 929**	**177 286**	**76 217**	**531 432**
	Dec 2010 Qtr	272 136	173 879	78 244	524 259
	Mar 2011 Ytd	850 662	532 125	244 276	1 627 063
Movement in gold in process	**Mar 2011 Qtr**	**(5 198)**	**218**	**580**	**(4 400)**
	Dec 2010 Qtr	(6 472)	(79)	(1 776)	(8 327)
	Mar 2011 Ytd	(34 230)	125	(12 094)	(46 199)
Less: Assessment rates, rehabilitation and other	**Mar 2011 Qtr**	**2 517**	**7 246**	**1 640**	**11 403**
	Dec 2010 Qtr	2 313	5 859	2 559	10 731
	Mar 2011 Ytd	7 102	18 778	4 104	29 984
Less: Corporate and general administration costs	**Mar 2011 Qtr**	**4 570**	**4 116**	**627**	**9 313**
	Dec 2010 Qtr	4 570	4 116	665	9 351
	Mar 2011 Ytd	13 922	12 349	1 752	28 023
Cash operating costs	**Mar 2011 Qtr**	**265 644**	**166 142**	**74 530**	**506 316**
	Dec 2010 Qtr	258 781	163 825	73 244	495 850
	Mar 2011 Ytd	795 408	501 123	226 326	1 522 857
Gold produced (kg)	**Mar 2011 Qtr**	**949**	**758**	**389**	**2 096**
	Dec 2010 Qtr	1 014	785	361	2 160
	Mar 2011 Ytd	2 905	2 288	1 093	6 286
Total cash operating costs (R/kg)	**Mar 2011 Qtr**	**279 920**	**219 185**	**191 594**	**241 563**
	Dec 2010 Qtr	255 208	208 694	202 892	229 560
	Mar 2011 Ytd	273 807	219 022	207 069	242 262
Total cash operating costs (US$/oz)	**Mar 2011 Qtr**	**1 263**	**975**	**865**	**1 090**
	Dec 2010 Qtr	1 145	937	911	1 030
	Mar 2011 Ytd	1 206	961	912	1 067

DIRECTORS (*British)(**American)

Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)

Non-executive:
J Turk**

Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume; EA Jeneker

Company secretary:
TJ Gwebu

For further information, contact Niël Pretorius at:
Tel: +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web: www.drdgold.com
Quadrum Office Park • Building 1
50 Constantia Boulevard • Constantia Kloof Ext 28
South Africa
PO Box 390 • Maraisburg 1700 • South Africa

Russell and Associates 4520/11